March 10, 2010

Mr. Jay Ingram
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Dynamic Ventures Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 2, 2010
File No.: 333-163913

Dear Mr. Ingram:

We received your letter of March 9, 2010.  Pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 2, 2010

Directors and Executive Officers, page 22

1.	Please update your disclosure to conform to the newly adopted amendments to Item 401(e) and (f) of Regulation S-K. For additional information, refer to Commission Release 33-9089 (Dec. 23, 2009).

We have revised the disclosure as follows:
Asher Atiah has been our President and Director since the Company’s inception in December 22, 2008. Mr. Atiah studied in the Academic Business School of Kiryat Ono , in Kiryat Ono , Israel from September 2002 until August 2006 where he received his Bachelors degree in Business Finance and Economics. From September 2006 until present Mr. Atiah is self-employed in the real estate sector where his business includes real estate management, acting as an agent and the initiation of certain various real estate development projects. In addition Mr. Atiah is engaged in the import and distribution of various religious articles in Israel. Mr. Atiah was not engaged in any business activities prior to September 2006.

Joseph Silver has served as our Secretary and Director since December 22, 2008. Mr. Silver studied in the Jerusalem College for Biblical studies “ MIR “ in Jerusalem Israel where he received his bachelors degree in Biblical Science and History, during the period January 2003 thru December 2006. Mr. Silver then joined the Advertising Newspaper called “ The Jewish Orthodox Circular “ in Jerusalem Israel where he acted as the general manager from January 2007 thru September 2009. From October 2009 until present Mr. Silver is the CEO of a Book Store called “ The Center of Jewish Bibliography” Mr. Silver was not engaged in any business activities prior to December 2006.

Neither Mr. Atiah or Mr. Silver are or have been directors or held any form of directorship positions besides the abovementioned for the past five years, nor have either of them been involved in any legal proceeds or involved in any matters in relation to 1) Bankruptcy filings, 2) Criminal proceedings, and / or any form Decree of Consent.”

This letter responds to all comments contained in your letter of March 9, 2010.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪ The company is responsible for the adequacy and accuracy of the disclosure in the filings.
▪ Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪ The company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Asher Zwebner
Director